Exhibit 99.1

FDA ADVISORY COMMITTEE DID NOT RECOMMEND APPROVAL

OF RIMONABANT (ZIMULTI®) FOR USE IN OBESE

AND OVERWEIGHT PATIENTS WITH ASSOCIATED RISKS FACTORS

Paris, France - June 13, 2007 – Sanofi-aventis announced today that the U.S. Food and Drug Administration (FDA) Endocrinologic and Metabolic Drugs Advisory Committee did not recommend approval of rimonabant (ZIMULTI®) to the US FDA for use in obese and overweight patients with associated risks factors.

Sanofi-aventis will continue to work closely with the FDA to address the committee’s recommendations.

The FDA has set a PDUFA action date of July 26, 2007 for rimonabant.

Rimonabant is currently approved in 37 countries and is marketed in 18. In those countries where it is currently sold, the product is marketed as ACOMPLIA®.

About Rimonabant

Rimonabant is the first and the most studied member of a new therapeutic class of drugs that selectively block the CB1 receptors of the endocannabinoid system (ECS), and the drug’s development has deepened scientists’ understanding of the ECS. When working normally, this system of receptors in the brain and throughout the body (liver, muscle, abdominal adipose tissue, gastro-intestinal tract and pancreas), among other functions, helps regulate food intake and how the body uses and stores fats and sugars.

Rimonabant, and its effects on the ECS, have been extensively studied, resulting in well-defined efficacy and safety profiles. The Committee reviewed findings from a comprehensive clinical trials program that included data from 59 completed clinical studies enrolling more than 15,000 patients.

Additional safety data were presented from ongoing clinical studies and more than 110,000 individuals in Europe and other countries who have taken rimonabant.

The most common adverse events associated with rimonabant were consistent across studies and included gastrointestinal (nausea, vomiting, diarrhea), nervous system (headache, dizziness, paresthesia/hypoesthesia/dysesthesia) and psychiatric disorders (anxiety, insomnia, depressed mood and depression). These adverse events generally occurred within the first 2-3 months, and were often mild to moderate in intensity.

About sanofi-aventis

Sanofi-aventis is one of the world’s leading pharmaceutical companies, ranking number one in Europe. Backed by a world-class R&D organisation, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine and vaccines. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2006. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.